Filed Pursuant to Rule 424(b)(3)
Under The Securities Act of 1933
Registration No: 333-161153

3,354,390 Shares
(underlying warrants)

Offered by Selling Stockholders of

CHINA EDUCATION ALLIANCE, INC.

Common Stock

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 3,354,390 shares of our common stock that they may acquire from us upon exercise of warrants.  Of the 3,354,390 shares of common stock offered under this prospectus herein, 767,200 were previously registered and offered under a prospectus dated October 27, 2008.

These shares comprise (i) 382,503 shares underlying warrants with an exercise price of $1.50 and an expiration date of September 29, 2010 that were issued to certain selling stockholders in September 2006, and (ii) 2,971,887 shares underlying warrants that were issued to three selling stockholders in a private placement on May 8 and May 31, 2007.  These warrants have exercise prices of $1,50, $2.07, $2.40 and $3.00 and a term of 5 years.

Information regarding the selling stockholders and the manner in which they acquired their shares, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.

All of the securities offered by this prospectus may be sold from time to time by or on behalf of the selling stockholders. The prices at which the selling stockholders may sell their shares of our common stock will be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock other than the exercise price of the outstanding warrants if and when the warrants are exercised. Under the terms of the warrants cashless exercise is permitted.  We intend to use any cash proceeds received from the exercise of warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised for cash or at all. We will pay the cost of the preparation of this prospectus, which is estimated at $971, but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses.

Our common stock is listed on NYSE Amex Equities (“NYSE Amex”, formerly, the American Stock Exchange) under the symbol “CEU.” On August 5, 2009, the last reported sale price of our common stock on NYSE Amex was $5.35 per share.

Investing in our securities involves a high degree of risk. We urge you to carefully consider the risks that we have described on page 6 of this prospectus under the caption “Risk Factors.” We may also include specific risk factors in supplements to this prospectus under the caption “Risk Factors.” This prospectus may not be used to offer or sell our securities unless accompanied by a prospectus supplement.

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. The selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 18, 2009

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement.  We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus.  If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus, you should not rely on it. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security.  These documents are not an offer to sell or a solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

ABOUT THIS PROSPECTUS

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements, including the notes to the financial statements appearing elsewhere in this prospectus. As used throughout this prospectus, the terms “we,” “us,” and “our” and words of like import refer to China Education Alliance, Inc. and its subsidiaries, unless the context suggests otherwise.  Additionally, unless we indicate otherwise, references in this prospectus to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus and the documents and information incorporated by reference in this prospectus include some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Changes in the laws of the PRC that affect the Company’s operations;
•	Any significant occurrence of severe acute respiratory syndrome (SARS), Avian Flu, or Swine Flu (H1N1);
•	The Company’s ability to obtain and maintain all necessary government certifications and/or licenses to conduct the Company’s business;
•	Development of a public trading market for the Company’s securities;
•	The cost of complying with current and future governmental regulations and the impact of any changes in the regulations on the Company’s operations;
•	Changes in the political and economic policies of the government in China, where all of the Company’s assets are located and all from where its revenues are derived;
•	Adverse capital and credit market conditions, and the Company’s ability to meet liquidity needs;
•	Fluctuation of the foreign currency exchange rate between U.S. Dollars and Renminbi;
•	Our ability to obtain additional funding for our continuing operations and to fund our expansion;
•	Our ability to meet our financial projections for any financial year;
•	Our ability to retain our key executives and to hire additional senior management;

•	Continued growth of the Chinese economy and demand for our services;
•	Our ability to anticipate trends and provide programs that are relevant and useful to our students;
•	other factors, including those described in this prospectus under the heading “Risk Factors,” as well as factors set forth in other filings we make with the Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SUMMARY

The following is only a summary, and does not contain all of the information that you need to consider in making your investment decision. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference into this prospectus under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” from our other filings with the SEC, as well as any prospectus supplement applicable to an offering of the securities registered pursuant to the registration statement of which this prospectus forms a part. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading "Risk Factors" beginning on page 6.

ABOUT CHINA EDUCATION ALLIANCE, INC.

We are an education service company that provides on-line education and on-site training in the PRC.

Our principal business is the distribution of educational resources through the internet. Our website, www.edu-chn.com, is a comprehensive education network platform which is based on network video technology and large data sources of elementary education resources. We have a database comprised of such resources as test papers that were used for secondary education and university level courses as well as video on demand. Our data base includes more than 300,000 exams and test papers and courseware for college, secondary and elementary schools. While some of these exams were given in previous years, we engage instructors to develop new exams and a methodology for taking the exams. We market this data base under the name “Famous Instructor Test Paper Store.” We also offer, though our website, video on demand, which includes tutoring of exam papers and exam techniques. We complement the past exams and test papers with an interactive platform for students to understand the key points from the papers and exams. Although a number of resources are available through our website without charge, we charge our subscribers for such services as the Famous Instructor Test Paper Store and video on demand. Subscribers can purchase debit cards which can be used to download material from our website.

We also provide on-site teaching services in Harbin, which we market under the name “Classroom of Famed Instructors.” We have a 36,600 square foot training facility in Harbin, Heilongjiang Province, PRC, which has 17 classrooms and can accommodate 1,200 students. These classes, which complement our on-line education services, provide classroom and tutoring to our students. The courses cover primarily the compulsory education curriculum of junior, middle and high school. We charge tuition for these classes.

We are also in the business of providing on-line vocational training services. We collaborated with the China Vocation Education Society to set up a website, www.360ve.com , which is an internet platform for training agencies and schools to offer their services. We launched www.360ve.com in September 2007. We called this program our “Millions of College Students Employment Crossroad” program. We offer job search capability and career planning courses for university students. We developed this program in response to the high jobless rate for PRC college graduates. Many college graduates pursue vocational training after college education in order to find employment. Our program is designed to establish a long-term training program for college students to build connections with corporations and obtain educational programs prescribed by the hiring corporations. We anticipate that we will constantly revise our materials to meet changes in the market as well as the demands of university students and graduates who enroll in our courses in order to meet their changing needs.

On April 18, 2008, our wholly owned subsidiary, Harbin Zhong He Li Da, Education Technology, Inc. (“ZHLD”) entered into an agreement and supplementary agreement with Harbin Daily Newspaper Group to invest in a joint venture company, Harbin New Discovery Media Co., ZHLD contributed RMB 3,000 000 (approximately, $430,000) and Harbin Daily Newspaper Group contributed RMB 3,120,000 (approximately, $445,000) towards the registered capital of Harbin New Discovery Media Co. In return for their respective contributions, ZHLD will own 49.02% equity interest and Harbin Daily Newspaper Group will own 50.98% equity interest in Harbin New Discovery Media Co., Ltd. This joint venture will create new educational material distribution channels in readable newspaper format in the future. Pursuant to the terms of the supplementary agreement, Harbin Daily Newspaper Group assigned all its rights in the “Scientific Discovery” newspaper exclusively to the joint venture company. The transaction closed on July 7, 2008 and as a result, Harbin New Discovery Media Co. Ltd. is now a 49.02% owned subsidiary of ZHLD and we are now in the publication and distribution of a scientific newspaper business.

On April 27, 2008, we entered into a Share Transfer Agreement with Mr. Yuli Guo (“Guo”) and World Exchanges, Inc. (“WEI”) to purchase from Guo seventy (70) issued and outstanding common  shares in WEI, representing 70% of the entire issued share capital of WEI. In consideration for the said shares, we issued to Guo 400,000 shares of our common stock. Guo will retain the remaining 30% of the issued share capital of WEI. The sale transaction closed on April 29, 2008. As a result of the transaction, WEI is now a 70% owned subsidiary of China Education Alliance. We, through WEI, now provide English training programs, English test preparation courses and overseas study and consulting services in the PRC through five entities, namely, Beijing Weishi Success Education Technology Co., Ltd., Beijing World Exchanges English College, Yantai WECL English College, Xiamen Siming District Weishi English Training School and the Private Qingdao Weishi Education Training School in Beijing, Yantai, Xiamen and Qingdao. We are currently in the process of completing the required Chinese business documentation to complete the acquisition of the three schools.

On December 23, 2008, our subsidiary, WEI incorporated a wholly-owned company, Beijing Wei Shi Yi Tong Education Technology Co., Inc. (“BJWSYT”) in the PRC. WEI contributed US$ 100,000 towards the registered capital of BJWSYT, amounting to a total registered capital of US$100,000.  In return WEI now owns 100% equity interest in BJWSYT. BJWSYT was incorporated on December 23, 2008 with a business term of 30 years.  The members of the board of directors of BJWSYT comprise Mr. Xiqun Yu as the chairman, Mr. Yuli Guo and Ms. Xuxin Dong.  Mr. Xiqun Yu is the legal representative of BJWSYT.  BJWSYT is involved in the English language training business, in particular, in running the World Exchanges Colleges of Language in the PRC.

On January 4, 2009, our subsidiary ZHLD entered into an agreement with Mr. Guang Li to jointly incorporate and invest in a joint venture company, Zhong He Li Da (Beijing) Management Consultant Co., Ltd. (“ZHLDBJ”).  ZHLD contributed RMB 425,000 (approximately, $62,107), and Mr. Guang Li contributed RMB 75,000 (approximately, $10,960) towards the registered capital of ZHLDBJ, amounting to a total registered capital interest, and Mr. Guang Li will own 15% equity interest in ZHLDBJ. ZHLD has authorized Mr. Xiqun Yu to hold 20% of its equity interest of ZHLDBJ on its behalf.

ZHLDBJ was incorporated on January 4, 2009 with a business term of 20 years.  The registered capital of ZHLDBJ has been paid by the parties concerned.  Mr. Xiqun Yu is the legal representative and the managing director of ZHLDBJ.  ZHLDBJ will be involved in the vocational training business, in particular, in running the “Million Managers Training Program”.  The “Million Managers Training Program” is the PRC’s first management training program targeted to upgrade management skills.

More recently, we entered into a co-operative agreement signed with the Foreign Language College of Peking University to jointly collaborate on the research and development, promotion and running of a "Practical Oral English Training Project." Under this agreement, both parties will participate in recruiting qualified teachers to teach English at classes held at Peking University. The classes will last one year, and student admissions across the country are scheduled to begin in September 2009.

For fiscal year 2008, our net income was $9,918,536, or $0.46 per share basic and $0.40 diluted, as compared with net income of $3,104,907 or $0.16 per share basic and $0.14 diluted, for fiscal year 2007.  During the three months ended March 31, 2009 and 2008, we earned net income of $3,229,481 and $1,913,923, respectively.

As of March 31, 2009, we had total assets of $31,322,599.

We were incorporated in North Carolina on December 2, 1996 under the name of ABC Realty Co. to engage in residential real estate transactions as a broker or agent. Following a September 2004 reverse acquisition in which we acquired all the equity interest in ZHLD, our corporate name was changed to China Education Alliance, Inc. and we ceased being a blank-check shell.

Our principal executive offices are located at 58 Heng Shan Road, Kun Lun Shopping Mall, Harbin,  The People’s Republic of China 150090.  Our telephone number is 011-86- 451-8233-5794.  Our website is www.chinaeducationalliance.com.  Information contained on, or that can be accessed through our website is not part of this prospectus.  For additional information about us and our business, see “Where You Can Find More Information.”

Reverse Stock Split

On October 12, 2007, we effected a one-for-three reverse split of our common stock. All share and per share information in this prospectus retroactively reflects this reverse split.

Issuance of Securities to the Selling Stockholders

In May 2007, we issued to certain selling stockholders, for $3,400,000, convertible notes in the principal amount of $3,400,000. Upon filing of articles of amendment to our articles of incorporation and a certificate of designation setting forth the rights, preferences, privileges and limitation on the holders of the series A convertible preferred stock (“series A preferred stock”), the notes were automatically converted into 9,189,189 shares of series A preferred stock and warrants to purchase a total of 735,632 shares of common stock at $1.50 per share, 2,833,333 shares of common stock at $2.07 per share, 681,034 shares of common stock at $2.40 per share and 264,367 shares of common stock at $3.00 per share. The 9,189,189 shares of series A preferred stock are convertible into 3,063,063 shares of common stock. Each share of series A preferred stock is convertible into one-third of a share of common stock, and the conversion price of the series A preferred stock, which is determined by dividing the purchase price of $3,400,000 by the number of shares of common stock issuable upon conversion, is $1.11 per share.

On May 8, 2007, the date of the initial closing on the securities purchase agreement, the closing price of our common stock was $1.11 per share.  Out of the total 4,514,366 shares underlying the warrants converted from the notes, we originally registered 2,250,000 of the shares pursuant to a Form SB-2 (File No. 333-146023) declared effective on December 28, 2007, and by a post-effective amendment declared effective on October 24, 2008.

In September 2006, we issued to certain selling stockholders, for $1,530,000, secured promissory notes and warrants to acquire an aggregate of 510,003 shares of common stock at $1.50 per share.

Based on the $5.35 per share closing price of our common stock on August 5, 2009, the 3,354,390 shares we are registering hereby had a value of $17,945,987.

Plan of Distribution

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus.

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than pursuant to this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling stockholders and their pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be an “underwriters” as that term is defined under the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholder, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling stockholders propose to sell shares to an underwriter, we will be required to amend this prospectus to reflect the terms of the underwritten offering.

The selling stockholders may pledge shares to brokers under the margin provisions of customer agreements. If the selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other such person. In the event the selling stockholders is deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling stockholder will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

If a selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreement between the selling stockholder and the broker-dealer.

The Offering

Common Stock being offered by Selling Stockholder:
3,354,390 shares which are issuable upon exercise of warrants. The 3,354,390 shares of common stock being registered represents 14.53% of our outstanding common stock and 32.58% of the number of shares of common stock held by persons other than our officers, directors and affiliates.

Limitation on Issuance of Common Stock:	The holders of the warrants cannot exercise their warrants to the extent that such exercise would result in the holders and their affiliates owning more than 4.9% of our outstanding common stock.
Outstanding Shares of Common Stock:	23,083,796 shares
Common Stock to be Outstanding after Exercise of Investor Warrants covered hereby:	26,438,186 shares [1]
Use of Proceeds:
In the event that any selling stockholders exercise all of the warrants for which the underlying shares are registered, we would receive the exercise price which would total approximately $7,178,693 if and when the warrants are exercised. The proceeds from the exercise of the warrants are subject to adjustment in the event of a change in the exercise price of the warrants. We cannot assure you that any of the warrants will be exercised. See “Use of Proceeds.”

Risk Factors:	See “Risk Factors” beginning on page 6 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

_______________
[1]
Includes shares of common stock issuable upon the exercise of warrants held by the selling stockholders for which the underlying shares are registered, and does not include 1,615,883 shares of common stock which are issuable upon conversion of series A preferred stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” below and in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risk factors, and you may lose all or any part of your investment.

Risks Associated with our Business

Our business is dependent upon the PRC government’s educational policies and programs.

As a provider of educational services, we are dependent upon governmental educational policies. Almost all of our revenue to date has been generated from the sale of test papers and materials relating to courses at different educational levels. To the extent that the government adopts policies or curriculum changes that significantly alter the testing and course materials used in the PRC educational system, our products could become obsolete, which would affect our ability to generate revenue and operate profitably. We cannot assure you that the PRC government agencies would not adopt such changes.

We are subject to numerous PRC rules and regulations which restrict the scope of our business and could have a material adverse impact on us.

We are subject to numerous rules and regulations in the PRC, including, without limitation, restrictions on foreign ownership of Internet and education companies and regulation of Internet content. Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy.  We are not aware that any of our agreements or our current organizational structure is in violation of any governmental requirements or restrictions, explicit or implicit.  However, there can be no assurance that we are in compliance now, or will be in the future.  Moreover, operating in the PRC involves a high risk that restrictive rules and regulations could change.  Indeed, even changes of personnel at certain ministries of the government could have a negative impact on us.  The determination that our structure or agreements are in violation of governmental rules or regulations in the PRC would have a material adverse impact on us, our business and on our financial results.

Our business may be subject to seasonal and cyclical fluctuations in sales.

We may experience seasonal fluctuations in our revenue in some regions in the PRC, based on the academic year and the tendency of parents and students to make purchases relating to their education just prior to or at the beginning of the school year in the autumn.  Any seasonality may cause significant pressure on us to monitor the development of materials accurately and to anticipate and satisfy these requirements.

Our business is subject to the health of the PRC economy.

The purchase of educational materials not provided by the state educational system is discretionary and dependent upon the ability and willingness of families or students to spend available funds on extra educational products to prepare for national examinations. A general economic downturn either in our market or a general economic downturn in the PRC could have a material adverse effect on our revenue, earnings, cash flow and working capital.

We depend on our senior officers to manage and develop our business.

Our success depends on the management skills of Mr. Xiqun Yu, our chief executive officer and president and his relationships with educators, administrators and other business contacts.  We also depend on successfully recruiting and retaining highly skilled and experienced authors, teachers, managers, sales persons and other personnel who can function effectively in the PRC.  In some cases, the market for these skilled employees is highly competitive.  We may not be able to retain or recruit such personnel, which could materially and adversely affect our business, prospects and financial condition.  We do not maintain key person insurance on these individuals.  We do not have employment contracts with Mr. Yu or any other officers or employees. The loss of Mr. Yu would delay our ability to implement our business plan and would adversely affect our business.

We may not be successful in protecting our intellectual property and proprietary rights.

Our intellectual property consists of old test papers, which are contained in our library, and courseware which we developed by engaging authors and educators to develop these materials.  Our proprietary software products are primarily protected by trade secret laws.  Although we require our authors and software development employees to sign confidentiality and non-disclosure agreements, we cannot assure you that we will be able to enforce those agreements or that our authors and software development employees will not be able to develop competitive products that do not infringe upon our proprietary rights. We do not know the extent that PRC courts will enforce our proprietary rights.

Others may bring defamation and infringement actions against us, which could be time-consuming, difficult and expensive to defend.

As a distributor of educational materials, we face potential liability for negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute.  Any claims could result in us incurring significant costs to investigate and defend regardless of the final outcome.  We do not carry general liability insurance that would cover any potential or actual claims. The commencement of any legal action against us or any of our affiliates, whether or not we are successful in defending the action, could both require us to suspend or discontinue the distribution of some or a significant portion of our educational materials and require us to allocate resources to investigating or defending claims.

We depend upon the acquisition and maintenance of licenses to conduct our business in the PRC.

In order to conduct business in the PRC, we need licenses from the appropriate government authorities, including general business licenses and an education service provider license.  The loss or failure to obtain or maintain these licenses in full force and effect will have a material adverse impact on our ability to conduct our business and on our financial condition.

Our growth may be inhibited by the inability of potential customers to fund purchases of our products and services.

Many schools in the PRC, especially those in rural areas, do not have sufficient funds to purchase textbooks, educational materials or computers to use our web-based educational portal.  In addition, provincial and local governments may not have the funds to support the implementation of a curriculum using our educational products or may allocate funds to programs which are different from our products. Our failure to be able to sell our products and services to students in certain areas of the PRC may inhibit our growth and our ability to operate profitably.

Changes in the policies of the government in the PRC could significant impact our ability to operate profitably.

The economy of the PRC is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals.  Government policies can have significant effect on the economic conditions of the PRC generally and the educational system in particular.  Although the government in the PRC has confirmed that economic development will follow a model of market economy under socialism, a change in the direction of government planning may materially affect our business, prospects and financial condition.

Inflation in the PRC could negatively affect our profitability and growth.

While the economy in the PRC has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in our costs, it may have an adverse effect on profitability. In order to control inflation in the past, the government has imposed controls in bank credits, limits on loans for fixed assets purchase, and restrictions on state bank lending. Such an austerity policy can lead to a slowing economic growth which could impair our ability to operate profitably.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions, we could have difficulty integrating personnel and operations of the acquired companies with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the affect expansion which may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

•	the difficulty of integrating acquired products, services or operations;

•	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

•	the difficulty of incorporating acquired rights or products into our existing business;

•	difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

•	the effect of any government regulations which relate to the business acquired;

•
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether or not successful, resulting from actions of the acquired company prior to our acquisition.

Our business could be severely impaired to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified, these risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Government policies are subject to rapid change, and the government of the PRC may adopt policies which have the effect of hindering private economic activity and greater economic decentralization. There is no assurance that the government of the PRC will not significantly alter its policies from time to time without notice in a manner which reduces or eliminates any benefits from its present policies of economic reform. In addition, a substantial portion of productive assets in the PRC remains government-owned. For instance, all lands are state owned and leased to business entities or individuals through governmental granting of state-owned land use rights. The granting process is typically based on government policies at the time of granting, which could be lengthy and complex. The government of the PRC also exercises significant control over its economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, the nationalization or other expropriation of private enterprises, as well as adverse changes in the political, economic or social conditions in the PRC, could have a material adverse effect on our business, results of operations and financial condition.

Price controls may affect both our revenues and net income.

The laws of the PRC provide the government broad power to fix and adjust prices. We need to obtain government approval in setting our prices for classroom coursework and tutorials. Although the sale of educational materials over the Internet is not presently subject to price controls, we cannot give you any assurance that they will not be subject to controls in the future. To the extent that we are subject to price control, our revenue, gross profit, gross margin and net income will be affected since the revenue we derive from our services will be limited and we may face no limitation on our costs. As a result, we may not be able to pass on to our students any increases in costs we incur, or any increases in the costs of our faculty. Further, if price controls affect both our revenue and our costs, our ability to be profitable and the extent of our profitability will be effectively subject to determination by the applicable PRC regulatory authorities.

Our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to the market-oriented economies of most developed countries.

The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it functions and produces according to governmental plans and pre-set targets or quotas. In certain aspects, the PRC’s economy has been making a transition to a more market-oriented economy, although the government imposes price controls on certain products and in certain industries. However, we cannot predict the future direction of these economic reforms or the effects these measures may have. The economy of the PRC also differs from the economies of most developed countries including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the economy of the PRC were similar to those of other developed countries.

Because our officers and directors reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce United States court judgments against them in the PRC.

Our directors and our executive officers reside in the PRC and all of our assets are located in the PRC. It may therefore be difficult for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the federal securities laws.

We may have limited legal recourse under PRC law if disputes arise under contracts with third parties.

All of our agreements, which are made by our PRC subsidiaries, are governed by the laws of the PRC. The PRC legal system is a civil law system based on written statutes. Accordingly decided legal cases have little precedential value. The government of the PRC has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, these laws are relatively new and their experience in implementing, interpreting and enforcing these laws and regulations is limited. Therefore, our ability to enforce commercial claims or to resolve commercial disputes may be uncertain. The resolution of these matters may be subject to the exercise of considerable discretion by the parties charged with enforcement of the applicable laws. Any rights we may have to specific performance or to seek an injunction under PRC law may be limited, and without a means of recourse, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Because we may not be able to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.

Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the exchange rate could have a material adverse effect upon our business.

We conduct our business in the Renminbi. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade old policy of pegging its currency to the U.S. currency. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and March 23, 2009. However, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent our future revenues are denominated in currencies other the United States dollars, we would be subject to increased risks relating to foreign currency exchange rate fluctuations which could have a material adverse affect on our financial condition and operating results since our operating results are reported in United States dollars and significant changes in the exchange rate could materially impact our reported earnings.

Recent recalls of PRC products may affect the market for our stock.

Although we do not sell consumer products in the international market, the recent recalls of PRC products in the United States and elsewhere could affect the market for our stock by causing investors to invest in companies that are not based on the PRC.

Certain of our stockholders control a significant amount of our common stock.

Approximately 57.9% of our outstanding common stock is owned by our chief executive officer, Mr. Xiqun Yu. Mr. Yu presently has the voting power to elect all of the directors and approve any transaction requiring stockholder approval.

The terms on which we may raise additional capital may result in significant dilution and may impair our stock price.

The terms of our recent private placement and the number of outstanding warrants and the exercise price and other terms on which we may issued common stock upon exercise of the warrants, may make it difficult for us to raise additional capital if required for our present business and for any planned expansion. We are prohibited from (i) issuing convertible debt or preferred stock until the earlier of May 2012 or until the investors have converted or exercised and sold the securities issued in the private placement or (ii) having debt in an amount greater than twice our EBITDA until May 2010 or until 90% of the securities have been converted or exercised and sold. The investors in the private placement also have a right of first refusal on future financings. We cannot assure you that we will be able to get additional financing on any terms, and, if we are able to raise funds, it may be necessary for us to sell our securities at a price which is at a significant discount from the market price and on other terms which may be disadvantageous to us. In connection with any such financing, we may be required to provide registration rights to the investors and pay damages to the investor in the event that the registration statement is not filed or declared effective by specified dates. The price and terms of any financing which would be available to us could result in both the issuance of a significant number of shares and significant downward pressure on our stock price and could result in a reduction of the conversion price of the series A preferred stock and exercise price of the warrants held by the investors in our May 2007 private placement.

We have paid liquidated damages and we may be required to pay additional liquidated damages if our board does not consist of a majority of independent directors and our audit committee does not consist of at least three independent directors.

The purchase agreement relating to the May 2007 private placement requires us to appoint and maintain such number of independent directors that would result in a majority of our directors being independent directors, that the audit committee would be composed solely of at least three independent directors and the compensation committee would have a majority of independent directors by August 6, 2007. Liquidated damages are payable at the rate of 12% per annum, with a maximum of 12% of the purchase price, payable in cash or shares of series A preferred stock, as the investors may request. The maximum amount of liquidated damages which may be paid under this provision is $408,000. Our failure to comply with these requirements resulted in our payment of liquidated damages through the payment of $77,128 or the issuance of 208,456 shares of series A preferred stock as of October 15, 2007. The shares of series A preferred stock are convertible into 69,484 shares of common stock. The number of shares of series A preferred stock issued was based on the liquidation value of one share of series A preferred stock, which is $.37 per share. Although further liquidated damages for failure to comply with these provisions have been waived through December 31, 2007, if we are not in compliance with these provisions subsequent to December 31, 2007, we may be obligated to pay additional liquidated damages. Pursuant to the securities purchase agreement, as amended, the shares of series A preferred stock are valued at the liquidation value, which is $0.37 per share of series A preferred stock. Since the market price for our common stock on October 15, 2007 was $4.00 per share, the market value of the shares issued to the investors was approximately $277,944. If we are required to issue any additional shares of series A preferred stock pursuant to the securities purchase agreement, we are to issue the shares at the $0.37 per share liquidation value. If we are required to issue additional shares pursuant to the liquidated damages provisions of the securities purchase agreement and the market price of our common stock at the time the determination is made is greater than $1.11, which is the common stock equivalent of the liquidation value of the series A preferred stock, the investors will receive more shares of series A preferred stock than they would receive if the number of shares were based on the market value at the time of issuance. Since January 1, 2008, we were not in compliance but have since been, with effect from June 17, 2009 with the appointment of Yizhao Zhang as our independent director and audit chair. As of December 31, 2008, unless otherwise waived by the investors, we are obligated to pay liquidated damages to the investors in an amount equal to approximately $130,056 or, issue approximately 351,503 shares of series A preferred stock (which are convertible into 117,168 shares of our common stock) to the investors, at the option of the investors. Such liquidated damages have been accrued as of December 31, 2008 and is included in accrued expenses.  Assuming the investors elect to take the liquidated damages in stock and do not waive their right to receive such damages, and based on the market price for one share of our common stock on December 31, 2008, which was $1.20 per share, the market value of the shares which may be issued to the investors is approximately $140,602. Thereafter, if we are required to issue any additional shares of series A preferred stock pursuant to the securities purchase agreement, we are also to issue such additional shares at the $0.37 per share liquidation value. If we are required to issue additional shares pursuant to the liquidated damages provisions of the securities purchase agreement and the market price of our common stock at the time the determination is made is greater than $1.11, which is the common stock equivalent of the liquidation value of the series A preferred stock, the investors will receive more shares of series A preferred stock than they would receive if the number of shares were based on the market value at the time of issuance.

If we do not maintain the effectiveness of the registration of the shares of common stock being sold pursuant to this prospectus in a timely manner, we will be required to issue additional shares of series A preferred stock as liquidated damages.

The registration rights agreement which we executed in connection with the sale of the convertible notes initially required us to issue additional shares of series A preferred stock if we failed to file a registration statement by July 7, 2007, and have the registration statement declared effective by November 5, 2007, and keep the registration statement current and effective thereafter. The registration rights agreement was amended to eliminate liquidated damages for failure to file this registration statement when required and to waive any liquidated damages due as a result of our failure to have the registration statement declared effective through December 31, 2007. The agreement provides that the liquidated damages are a maximum of 2,130 of series A preferred stock per day, up to a maximum of 900,000 shares of series A preferred stock. However, since, pursuant to the SEC’s rules relating to secondary offerings, we were not able to register all of the shares of common stock issuable upon conversion of the series A preferred stock or exercise of the warrants, the number of shares was reduced to a fraction of 2,130 shares, of which the numerator was the number of shares being registered on the registration statement (2,250,000) and the denominator was the number of shares issuable upon conversion of all of the series A preferred stock (3,063,063), which was 1,565 shares per day. Since our registration statement was declared effective on December 28, 2007 and our post-effective amendment was declared effective on October 24, 2008, we were not obligated to pay any liquidated damages pursuant to the registration rights agreement.  The registration rights agreement also provides for additional demand registration right in the event that the investors are not able to register all of the shares in the initial registration statement.  The investors have a right of first refusal on future financings.

Risks Associated with Investing in our Common Stock

The rights of the holders of common stock may be impaired by the potential issuance of preferred stock.

Our board of directors has the right, without stockholder approval, to issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock., which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any additional shares of preferred stock or to create any new series of preferred stock other than issuances required pursuant to liquidated damages provisions arising for the agreements we signed in connection with the May 2007 private placement, we may issue such shares in the future.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Under the current SEC regulations, we will be required to include a management report on internal controls over financial reporting in our Form 10-K annual report for the year ended December 31, 2008, and we will be required to include an auditor’s report on internal controls over financial reporting for the year ended December 31, 2009. Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls, could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price. Although we are not aware of anything that would impact our ability to maintain effective internal controls, we have not obtained an independent audit of our internal controls, and, as a result, we are not aware of any deficiencies which would result from such an audit. Further, at such time as we are required to comply with the internal controls requirements of Sarbanes Oxley, we may incur significant expenses in having our internal controls audited and in implementing any changes which are required.

Because of our cash requirements and restrictions in our preferred stock purchase agreement as well as potential government restrictions, we may be unable to pay dividends.

We are prohibited from paying dividends on our common stock while our series A preferred stock is outstanding. In addition, payment of dividends to our shareholders would require payment of dividends by our PRC subsidiaries to us. This, in turn, would require a conversion of Renminbi into US dollars and repatriation of funds to the United States. Although our subsidiaries’ classification as wholly-owned foreign enterprises under PRC law permits them to declare dividends and repatriate their funds to us in the United States, any change in this status or the regulations permitting such repatriation could prevent them from doing so. Any inability to repatriate funds to us would in turn prevent payments of dividends to our shareholders.

Because we may be subject to the “penny stock” rules, you may have difficulty in selling our common stock.

Because our stock price is less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules, which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors. The application of these rules may affect the ability of broker-dealers to sell our common stock and may affect your ability to sell any common stock you may own.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

As an issuer of “penny stock” the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, if we are a penny stock we will not have the benefit of this safe harbor protection in the event of any based upon an claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

Our stock price may be affected by our failure to meet projections and estimates of earnings developed either by us or by independent securities analysts.

Although we do not make projections relating to our future operating results, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected.

The volatility of and limited trading market in our common stock may make it difficult for you to sell our common stock for a positive return on your investment.

The public market for our common stock has historically been very volatile. Over the recent years, the market price for our common stock has ranged from $0.26 to $6.40. Any future market price for our shares is likely to continue to be very volatile. Further, our common stock is not actively traded, which may amplify the volatility of our stock. These factors may make it more difficult for you to sell shares of common stock.

The registration and potential sale, either pursuant to a prospectus or pursuant to Rule 144, by certain of our selling stockholders of a significant number of shares could encourage short sales by third parties.

There may be significant downward pressure on our stock price caused by the sale or potential sale of a significant number of shares by certain of our selling stockholders pursuant to a current registration statement and prospectus or under Rule 144, which could allow short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

If the selling stockholders sell a significant number of shares of common stock, the market price of our common stock may decline. Furthermore, the sale or potential sale of the offered shares pursuant to a prospectus and the depressive effect of such sales or potential sales could make it difficult for us to raise funds from other sources.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of their common stock. If the selling stockholders exercise any warrants, we will receive the amount of the exercise price. The maximum total exercise price is approximately $7,178,693, which we would receive only if all of the warrants for which the underlying shares of common stock are being registered were exercised at their present exercise prices, which are $1.50 per share as to warrants to purchase 413,154 shares of common stock, $2.07 per share as to warrants to purchase 1,995,834 shares of common stock, $2.40 per share as to warrants to purchase 681,034 shares of common stock, and $3.00 per share as to warrants to purchase 264,368 shares of common stock. Any proceeds which we receive from the exercise of the warrants would be used for working capital and general corporate purposes. In the event that the exercise price of the warrants is reduced as a result of our failure to meet the required level of pre-tax income per share, the total proceeds from the exercise of the warrants could be reduced by up to 50%, with the result that the total proceeds would be reduced by up to approximately $3.6 million. We cannot assure you that any of the warrants will be exercised.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized share capital consists of  150,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of “blank check” preferred stock, par value $0.001 per share.

As of August 5, 2009, there were 23,083,796 common shares outstanding and 4,847,645 preferred shares issued and outstanding. All outstanding shares of common stock are fully paid and non-assessable.

The following description of our common stock and preferred stock, together with any additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of our common stock and the preferred stock that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of any class or series of these securities in more detail in the applicable prospectus supplement. For the complete terms of our common stock and preferred stock, please refer to our Articles of Incorporation and our bylaws that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any applicable prospectus supplement.

The terms of these securities may also be affected by Chapter 55 of the North Carolina Business Corporation Act. The summary below and that contained in any applicable prospectus supplement are qualified in their entirety by reference to our Articles of Incorporation and bylaws.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Pursuant to the certificate of designation relating to the series A preferred stock, we are prohibited from paying dividends on our common stock while the preferred stock is outstanding. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our articles of incorporation give our board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. Except for the series A preferred stock, we have no present plans to issue any shares of preferred stock. Our articles of incorporation include a provision which states that any rights, options and warrants may provide that any or all of such terms and conditions may not be waived or amended or may be waived or amended only with the consent of the holders of a designated percentage of a designated class or classes of our capital stock (or a designated group or groups of holders within such class or classes, including but not limited to disinterested holders), and the applicable terms and conditions of any such rights, options or warrants so conditioned may not be waived or amended or may not be waived or amended absent such consent. This relates to the terms of the warrants that provide that the 4.9% limitation on the number of shares of common stock that a warrant holder may beneficially own may not be amended.

Series A Preferred Stock

The certificate of designation for the series A preferred stock provides that:

•	Each share of series A preferred stock is initially convertible into one third of a share of common stock, subject to adjustment.

•
If we issue common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (presently $1.11 per share), with certain specified exceptions, the number of shares issuable upon conversion of one share of series A preferred stock is adjusted to reflect a conversion price equal to the lower price.

•	No dividends are payable with respect to the series A preferred stock, and while the series A preferred stock is outstanding, we may not pay dividends on or redeem shares of common stock.

•
Upon any voluntary or involuntary liquidation, dissolution or winding-up, the holders of the series A preferred stock are entitled to a preference of $.37 per share before any distributions or payments may be made with respect to the common stock or any other class or series of capital stock which is junior to the series A preferred stock upon voluntary or involuntary liquidation, dissolution or winding-up.

•
The holders of the series A preferred stock have no voting rights. However, so long as any shares of series A preferred stock are outstanding, we shall not, without the affirmative approval of the holders of 75% of the outstanding shares of series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock or alter or amend the certificate of designation, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend our articles of incorporation or other charter documents in breach of any of the provisions thereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing.

•
The holders of the series A preferred stock may not convert the series A preferred stock to the extent that such conversion would result in the holders owning more than 4.9% of our outstanding common stock. This limitation may not be amended or waived; provided, that the limitation does not supply with respect to a change of control. The shares of series A preferred stock are automatically converted upon a change of control, as defined in the certificate of designation.

Warrants and Options

The following table summarizes information about stock warrants outstanding and exercisable as of June 30, 2009.

Exercise Price	Outstanding June 30, 2009	Weighted Average Remaining Life in Years	Number exercisable
$1.29	50,000	0.40	50,000
$1.50	413,156	2.66	413,156
$2.07	2,055,516	2.85	2,055,516
$2.25	83,333	0.84	83,333
$2.40	681,035	2.85	681,035
$3.00	264,369	2.85	264,369
	3,547,409	2.74	3,547,409

 In connection with the May 2007 private placement, we issued five-year common stock purchase warrants to purchase 735,632 shares of common stock at $1.50 per share, 2,833,333 shares of common stock at $2.07 per share, 681,035 shares of common stock at $2.40 per share and 264,369 shares of common stock at $3.00 per share.

 Also in connection with the May 2007 private placement, we issued Brean Murray a three-year warrant to purchase 83,333 shares of common stock at $2.25 per share.

On September 29, 2006, we raised gross proceeds of $1,530,000 from the issuance and sale of $1,530,000 aggregate principal amount of secured promissory notes and warrants to purchase 510,003 shares of our common stock for an as adjusted exercise price per share of $1.50.

            On June 30, 2009, there were outstanding warrants to purchase 50,000 shares of our common stock for an exercise price per share of $1.29, 413,156 shares at $1.50, 2,055,516 shares at $2.07, 83,333 shares at $2.25, 681,035 shares at $2.40, 264,369 shares at $3.00.

Transfer Agent and Registrant for our Common Stock

The transfer agent and registrar for our common stock is StockTrans, Inc. and its address is 44 W. Lancaster Avenue, Ardmore, PA 19003 and its telephone number is (610) 649 7300.

Listing on NYSE Amex

Our common stock is listed on NYSE Amex under the symbol “CEU.”

NORTH CAROLINA ANTI-TAKEOVER LAW

We are a North Carolina corporation, and may become subject to the anti-takeover provisions of the North Carolina Control Share Act (Section 55-9A-01). In general, North Carolina Law prevents take-over offers to acquire equity securities of a North Carolina corporation. The North Carolina Shareholder Protection Act, for example, requires an affirmative vote of the holders of ninety-five percent (95%) of the voting shares of a North Carolina corporation to adopt or authorize a business combination with any other entity if the other entity is the beneficial owner, directly or indirectly, of more than twenty percent (20%) of the voting shares of the corporation, subject to certain exceptions. The existence of this and other provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

DILUTION

The common stock to be sold by the selling stockholders is common stock that will be issued to our stockholders upon conversion or exercise of certain warrants. Accordingly, there will be no dilution to our existing shareholders.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of August 5, 2009, and the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus. The table and the other information contained under the captions “Selling Stockholders” and “Plan of Distribution” has been prepared based upon information furnished to us by or on behalf of the selling stockholders. Upon completion of the offering, the number of shares of common stock beneficially owned by the selling stockholders will include shares issuable upon conversion of series A preferred stock or exercise of warrants that have not been sold pursuant to this offering. The following table sets forth, as to each of the selling stockholders, the number of shares beneficially owned, the number of share being sold, the number of shares beneficially owned upon completion of the offering and the percentage beneficial ownership upon completion of the offering.

			After Sale of Shares in Offering
Name	Shares Beneficially Owned [4]	Shares Being Sold	Shares Beneficially Owned [4]	Percent of Outstanding [4,5]
Barron Partners, LP [1]	5,221,650	2,808,333	2,478,317	4.9%
Eos Holdings [2]	202,387	27,538	174,849	*
Hua-Mei 21st Century Partners, LP [3]	228,149	136,014	92,135	*
R. Ralph Parks	30,743	25,001	5,742	*
The Angeloff Family, LP	25,001	25,001	0	0
Sean Robert Wallace	30,743	25,001	5,742	*
SBI Advisors, LLC	250,000	250,000	0	0
Cambria Investment Fund LP	50,000	50,000	0	0
The Angeloff Family, LLC	7,500	7,500	0	0

* Less than 1%.

[1]
Andrew B. Worden, president of the general partner of Barron Partners, has sole voting and dispositive power over the shares beneficially owned by Barron Partners. The shares being offered by Barron Partners represent 1,912,500 shares issuable upon exercise of $2.07 warrants, 656,250 shares issuable upon exercise of $2.40 warrants, and 239,583 shares issuable upon exercise of $3.00 warrants. As a result of the 4.9% limitation on the number of shares issuable upon conversion of the series A preferred stock and the exercise of the warrants, the number of shares of common stock shown as beneficially owned by Barron Partners after the offering represents the number that, upon such exercise or conversion, would result in Barron Partners owning 4.9% of the then outstanding common stock. The total number of shares which would be owned beneficially by Barron Partners prior to the sale of shares in this offering if the 4.9% limitation were not applicable is 5,221,650 shares, including shares of common stock issuable upon conversion of the series A preferred stock and the warrants, which would represent beneficial ownership of 19.13% of our common stock.

[2]
Jon Carnes has sole voting and dispositive power over the shares beneficially owned by Eos Holdings. The shares being offered by Eos Holdings represent 13,769 shares issuable upon exercise of $2.40 warrants and 13,769 shares issuable upon exercise of $3.00 warrants.

[3]
Peter Sirus and Leigh Curry have sole voting and dispositive power over the shares beneficially owned by Hua-Mei 21st Century Partners, LP. The shares being offered by Hua-Mei 21st Century Partners, LP represent 30,651 shares issuable upon exercise of $1.50 warrants, 35,499 shares issuable upon exercise of $2.07 warrants, 11,015 shares issuable upon exercise of $2.40 warrants, and 11,015 shares issuable upon exercise of $3.00 warrants.

[4]
Under applicable SEC rules, a person is deemed to beneficially own securities which the person as the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security.  As of August 5, 2009 there were 23,083,796 shares of our common stock issued and outstanding. In determining the percent of common stock beneficially owned by a selling stockholder on August 5, 2009, (a) the numerator is the number of shares of common stock beneficially owned by such selling stockholder (including shares that he has the right to acquire within 60 days of August 5, 2009), and (b) the denominator is the sum of (i) the 23,083,796 shares outstanding on August 5, 2009 and (ii) the number of shares of common stock which such selling stockholders has the right to acquire within 60 days of August 5, 2009.

[5]
The total number of shares which would be owned beneficially by Barron Partners after the offering if the 4.9% limitation were not applicable is 2,478,317, including shares of common stock issuable upon conversion of the series A preferred stock and the warrants, which would represent beneficial ownership of 9.08% of our common stock.

Since neither EOS Holdings nor Hua-Mei 21st Century Partners, LP owns a significant percentage of the stock, the 4.9% limitation only applies to Barron Partners. The 4.9% limitation relates to the percentage beneficial ownership that Barron Partners may own at any one time. The 4.9% limitation does not preclude serial exercises and sales. If Barron Partners exercises warrants to the extent of the 4.9% limitation, Barron Partners may sell those shares and exercise the warrants or convert shares of series A preferred stock to bring its beneficial ownership to 4.9%.

Pursuant to the securities purchase agreement, 2,833,333 shares of series A preferred stock, which are convertible into 944,445 shares of common stock, and 944,445 shares of common stock which are owned by our chief executive officer, Xiqun Yu, are held in escrow. If our pre-tax income for 2007 was less than $0.19941 per share, on a fully-diluted basis, all or a portion of the shares of series A preferred stock were to be delivered to the investors and all or a portion of the shares placed in escrow with Mr. Yu will be returned to us and cancelled. None of the escrow shares are treated as being beneficially owned by any of the selling stockholders either prior to or upon completion of the offering. The following table sets forth the maximum number of the shares of series A preferred stock which may be transferred to each of the selling stockholders.

Name	Maximum Number of Shares
Barron Partners, LP	2,645,833
Eos Holdings	104,167
Hua-Mei 21st Century Partners, LP	83,333
Total	2,833,333

Since we have achieved the pre-tax income per share milestone set forth in the securities purchase agreement, Mr. Yu’s shares were promptly released from escrow and returned to him.

The shares being offered by the selling stockholders represent the shares of common stock issuable upon exercise of warrants that were issued upon conversion of the notes that were issued in the May 2007 private placement. See “Selling Stockholders - May 2007 Private Placement” for information relating to the shares of common stock issuable to the selling stockholders. We are not registering any shares of common stock issuable upon conversion of any of the shares of preferred stock which may be delivered to the selling stockholders pursuant to the escrow agreement or any shares which have been issued or may be issued pursuant to the liquidated damages provisions discussed in “Selling Stockholders - May 2007 Private Placement.”

Except as expressly provided in the certificate of designation relating to the series A preferred stock or the warrants, no person may convert shares of series A preferred stock or exercise warrants to the extent that such conversion or exercise would result in beneficial ownership by that person and its affiliates of more than 4.9% of the then outstanding number of shares of common stock on such date. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. This provision, which cannot be modified, limits the ability of the holders of the series A preferred stock to convert their shares of series A preferred stock and exercise their warrants. This limitation applies separately to each of these selling stockholders and applies to shares owned by the selling stockholders at any one time. Upon disposition of the shares issuable upon conversion of the series A preferred stock and exercise of the warrants, the selling stockholders would be able to exercise or convert additional securities. As the number of outstanding shares of common stock increases, whether upon conversion of the series A preferred stock or exercise or warrants or for any other reason, the number of shares which could be issued under this limitation will increase. In the event that any holder of notes or the warrants issued in the May 2007 private placement transfers its or his notes or warrants, the transferee, if it is not an affiliate of the transferor, would be subject to a separate 4.9% limitation.

Although this prospectus does not cover shares of common stock issuable upon conversion of the series A preferred stock, the selling stockholders, who hold shares of series A preferred stock which are convertible into an aggregate of 3,063,063 shares of common stock, will be able to sell such shares of common stock pursuant to Rule 144 based on an amendment to the rule which permits stockholders who are not affiliates of an issuer to sell such stock without restriction after the shares have been held for six months. Since the holding period for these shares of common stock commenced in May 2007, the selling stockholders, as holders of the series A preferred stock, will be able to convert the series A preferred stock, subject to the 4.9% limitation, and sell the underlying common stock as soon as the amended Rule 144 becomes effective. The amendment to Rule 144 was announced in November 2007 and became effective 60 days after the amended rule was published in the Federal Register.

None of the selling stockholders is a member, affiliate or associate of any broker-dealer. None of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates.

May 2007 Private Placement

On May 8, and May 31, 2007, we sold, pursuant to a securities purchase agreement, as amended, 3% convertible subordinated notes in the aggregate principal amount of $3,400,000 to three investors. In October 2007, the notes were automatically converted into an aggregate of (i) 9,189,189 shares of our series A preferred stock, which are convertible into an aggregate of 3,063,063 shares of our common stock, subject to adjustment, (ii) five-year common stock purchase warrants to purchase 735,632 shares of common stock at $1.50 per share, 2,833,333 shares of common stock at $2.07 per share, 681,034 shares of common stock at $2.40 per share and 264,367 shares of common stock at $3.00 per share.

The following table sets forth the investment made by each investor, which is the same as the principal amount of the note issued to each investor, the number of shares of preferred stock issued to the investor upon conversion of the notes, the number of shares of common stock are issuable upon conversion of the series A preferred stock, and the number of shares of common stock issuable upon exercise of each set of warrants:

Name	Investment	Preferred Stock	Common Stock	$1.50 Warrants	$2.07 Warrants	$2.40 Warrants	~$3.00 Warrants
Barron Partners, LP	$3,175,000	8,581,081	2,860,360	666,667	2,645,833	656,250	239,583
Eos Holdings	125,000	337,838	112,613	38,314	104,167	13,769	13,769
Hua-Mei 21st Century Partners, LP	100,000	270,270	90,090	30,651	83,333	11,015	11,015
Total	$3,400,000	9,189,189	3,063,063	735,632	2,833,333	681,034	264,367

The notes provided for interest at 3% per annum. However, upon the conversion of the notes, we issued the stock and warrants based on the principal amount of the notes, and we did not make any adjustment for the interest.

The warrants have a term of five years, and expire in May 2012. The warrants provide a cashless exercise feature; however, the holders of the warrants may not make a cashless exercise during the twelve months following the date of the initial issuance and thereafter only if the underlying shares are covered by an effective registration statement.

The warrants provide that the exercise price of the warrants may be reduced by up to 50% if our pre-tax income per share of common stock, on a fully-diluted basis, is less than $0.19941 for the year ended December 31, 2007. Pre tax-income is defined as income before income taxes determined in accordance with generally United States generally accepted accounting principles (“GAAP”) plus (a) any charges relating to the transaction contemplated by the purchase agreement and the registration rights agreement, minus (b) the amount, if any, by which all non-recurring losses or expenses exceed all non-recurring items or income or gain. Pre-tax income shall not be adjusted if all non-recurring items of income or gain exceed all non-recurring losses or expenses. Items shall be deemed to be non-recurring only if they qualify as non-recurring pursuant to GAAP. For determining pre-tax income per share, all shares which are outstanding or which may be issuable upon exercise or conversion of options, warrants and other convertible securities are deemed to be outstanding, regardless of whether the shares would be counted for purposes of computing diluted earnings per shares under GAAP. An adjustment in the warrant exercise price does not affect the number of shares issuable upon exercise of the warrants. The following table sets forth the exercise price of the warrants if our pre-tax income is 20% below the threshold (a “20% shortfall”) and 50% or more below the threshold (a “50% shortfall”):

	$1.50 Warrant	$2.07 Warrant	$2.40 Warrant	$3.00 Warrant
	Exercise Price	Exercise Price	Exercise Price	Exercise Price
Unadjusted	$1.50	$2.07	$2.40	$3.00
20% shortfall	$1.20	$1.656	$1.92	$2.40
50% shortfall	$0.75	$1.035	$1.20	$1.50

No warrant exercise price needed to be adjusted since the pre-tax income for the year ended December 31, 2007 after adjustment of the warrant transaction charges is higher than $0.19941 per share of common stock.

The warrants also give us the right to call the warrants for $.01 per share of common stock issuable upon exercise of the warrants if the trading price per share of the common stock is not less than the greater of (a) $4.14 or 200% of the exercise price for the $2.07 warrants, (b) $4.14 or 276% of the exercise price for the $1.50 warrants; (c) $4.14 or 172.5% of the exercise price for the $2.40 warrants, and (d) $5.25 or 175% of the exercise price for the $3.00 warrants on each trading day in the 20 trading days ending on the date prior to the date on which the warrants are called for redemption provided that the trading volume on each day in the computation period is at least 1,000 shares.

In order for us to exercise the right of redemption, a registration statement covering the sale of the underlying shares must be current and effective. In the event that, at any time subsequent to the date on which the warrants are called for redemption, the shares of common stock underlying the warrants are not subject to a current and effective registration statement, our right to call the warrants for redemption shall terminate with respect to all warrants that have not then been exercised or converted prior to that date.

The securities purchase agreement, the certificate of designation for the series A preferred stock and the warrants provide that those securities may not be exercised or converted if such conversion or exercise would result in the holder and its affiliates having beneficial ownership of more than 4.9% of our outstanding common stock. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. This limitation may not be waived.

Pursuant to the purchase agreement, in addition to the foregoing:

•	We amended our articles of incorporation to provide for a class of preferred stock and we created the series A preferred stock.

•
We placed 944,445 shares of common stock into escrow. Mr. Xiqun Yu, our chief executive officer and principal stockholder, placed in escrow 944,445 shares of common stock personally owned by Mr. Yu. We are to deliver to the escrow agent a certificate for 2,833,333 shares of series A preferred stock, upon receipt of which the escrow agent is to return to us for cancellation the 944,445 shares of common stock that we placed in escrow.

•
If our pre-tax income for 2007 is less than $0.19941 per share, on a fully-diluted basis, the percentage shortfall shall be determined by dividing the amount of the shortfall by the target number. If the percentage shortfall is equal to or greater than 33 1/3%, then the 944,445 shares of common stock (or the 2,833,333 shares of series A preferred stock after the exchange of the common stock for the series A preferred stock as described above) shall be delivered to the investors and the 944,445 shares of common stock placed in escrow by Mr. Yu shall be delivered to us for cancellation.

•	If the percentage shortfall is less than 33 1/3%, the escrow agent shall:

•
with respect to the shares placed in escrow by us, (i) deliver to the investors such number of shares of common stock as is determined by multiplying the percentage shortfall by 944,445 (or 2,833,333 shares of series A preferred stock after the exchange of the common stock for the preferred stock as described above), and (ii) deliver to the balance of such shares to us for cancellation, and

•
with respect to the shares placed in escrow by Mr. Yu, (i) deliver to us such number of shares of common stock as is determined by multiplying the percentage shortfall by 944,445 shares, and we shall cancel such shares, and (ii) deliver to Mr. Yu the balance of the 944,445 shares that were not transferred to us.

•
We agreed that, within 90 days after the closing, which was August 6, 2007, we would have appointed such number of independent directors that would result in a majority of our directors being independent directors and we would have an audit committee composed solely of at least three independent directors and a compensation committee would have a majority of independent directors. Thereafter, our failure to meet these requirements for a period of 60 days for an excused reason, as defined in the purchase agreement, or 75 days for a reason which is not an excused reason, would result in the imposition of liquidated damages which are payable in cash or additional shares of series A preferred stock. The liquidated damages are computed in an amount equal to 12% per annum of the principal amount of notes outstanding, up to a maximum of $408,000, which is payable in cash or stock, at the election of the investors. Our failure to comply with these requirements resulted in our payment of liquidated damages through the payment of $77,128 or the issuance of 208,456 shares of series A preferred stock as of October 15, 2007. The shares of series A preferred stock are convertible into 69,484 shares of common stock. The investors elected to take payment in stock, and we issued the shares in October 2007. The number of shares of series A preferred stock was based on the liquidation value of one share of series A preferred stock, which is $.37 per share. The investors have waived their right to receive any additional liquidated damages through December 31, 2007 with respect to our failure to comply with these provisions. Pursuant to the securities purchase agreement, as amended, the shares of series A preferred stock are valued at the liquidation value, which is $0.37 per share of series A preferred stock. Since the market price for our common stock on October 15, 2007 was $4.00 per share, the market value of the shares issued to the investors was approximately $277,944. If we are required to issue any additional shares of series A preferred stock pursuant to the securities purchase agreement, we are to issue the shares at the $0.37 per share liquidation value.

•
We and the investors entered into a registration rights agreement pursuant to which we were required to have this registration statement filed with the SEC by July 7, 2007 and declared effective by the SEC not later than November 5, 2007. We filed the registration statement on September 13, 2007. In November 2007, we entered into an agreement with the investors pursuant to which the registration rights agreement was amended to eliminate the liquidated damages for failure to file this registration statement when required and waived any additional liquidated damages that would be due as a result of our failure to have the registration statement declared effective by December 31, 2007.

Although further liquidated damages for failure to comply with these provisions have been waived through December 31, 2007, if we are not in compliance with these provisions subsequent to December 31, 2007, we may be obligated to pay additional liquidated damages. Pursuant to the securities purchase agreement, as amended, the shares of series A preferred stock are valued at the liquidation value, which is $0.37 per share of series A preferred stock. Since the market price for our common stock on October 15, 2007 was $4.00 per share, the market value of the shares issued to the investors was approximately $277,944. If we are required to issue any additional shares of series A preferred stock pursuant to the securities purchase agreement, we are to issue the shares at the $0.37 per share liquidation value. If we are required to issue additional shares pursuant to the liquidated damages provisions of the securities purchase agreement and the market price of our common stock at the time the determination is made is greater than $1.11, which is the common stock equivalent of the liquidation value of the series A preferred stock, the investors will receive more shares of series A preferred stock than they would receive if the number of shares were based on the market value at the time of issuance. Since January 1, 2008, we were not in compliance but have since been, with effect from June 17, 2009 with the appointment of Yizhao Zhang as our independent director and audit chair. As of December 31, 2008, unless otherwise waived by the investors, we are obligated to pay liquidated damages to the investors in an amount equal to approximately $130,056 or, issue approximately 351,503 shares of series A preferred stock (which are convertible into 117,168 shares of our common stock) to the investors, at the option of the investors. Such liquidated damages have been accrued as of December 31, 2008 and is included in accrued expenses.  Assuming the investors elect to take the liquidated damages in stock and do not waive their right to receive such damages, and based on the market price for one share of our common stock on December 31, 2008, which was $1.20 per share, the market value of the shares which may be issued to the investors is approximately $140,602. Thereafter, if we are required to issue any additional shares of series A preferred stock pursuant to the securities purchase agreement, we are also to issue such additional shares at the $0.37 per share liquidation value. If we are required to issue additional shares pursuant to the liquidated damages provisions of the securities purchase agreement and the market price of our common stock at the time the determination is made is greater than $1.11, which is the common stock equivalent of the liquidation value of the series A preferred stock, the investors will receive more shares of series A preferred stock than they would receive if the number of shares were based on the market value at the time of issuance.

•	The investors have a right of first refusal on future financings.

•
With certain limited exceptions, if we issue stock at a purchase price or warrants or convertible securities at an exercise or conversion price which is less than the conversion price of the series A preferred stock or the exercise price of the warrants, (a) the conversion price of the note and the series A preferred stock is reduced to the lower price and (b) exercise price will be reduced pursuant to a weighted average formula.

•	We are restricted from issuing convertible debt or preferred stock or from having debt in an amount greater than twice our earnings before interest, taxes, depreciation and amortization.

•
Our officers and directors agreed, with certain limited exceptions, not to publicly sell shares of common stock for 27 months or such earlier date as all of the convertible securities and warrants have been converted or exercised and the underlying shares of common stock have been sold.

•	We paid Barron Partners $50,000 for its due diligence expenses.

In connection with the placement, we paid Brean Murray Carret & Co. a fee of $60,000 and issued to Brean Murray a warrant to purchase 83,333 shares of common stock at $2.25 per share, and paid cash fees of $48,000 to Huang Jun and $24,000 to Liu Zongbo.

The proceeds from the sale of the notes, after brokerage fees and closing costs was used to pay the principal and interest on bridge notes issued in September 2006 in the amount of $1,364,578 and for working capital. The warrants to purchase shares of common stock which were issued in connection with the bridge notes (of which there are currently 382,503 outstanding), were modified so that the warrants will terminate on September 29, 2010 and have an exercise price of $1.50 per share. The warrants give us the right to call the warrants for $.01 per share after September 29, 2008 if the average closing sales price of our common stock exceeds $4.14 per share during any period of 30 consecutive trading days. It was also agreed that there will be no piggy-back rights regarding the warrants in connection with the registration statement to be filed by us in connection with the notes issued pursuant to the purchase agreement and that the warrant holders will not exercise any demand registration rights until September 29, 2008; provided, however, the holders of the warrants shall not exercise any demand registration rights if (a) all of the underlying shares issuable upon exercise of such warrants may be sold pursuant to Rule 144(k) or any subsequent successor rule or (b) such warrants have not been called for redemption.

Table 1 sets forth the dollar value of any payment made by us, including the value of any payments made in stock, in connection with May 2007 private placement, to any selling stockholder or any affiliate of any selling stockholder or any person which we know to have a contractual relationship with any selling stockholder.

Table 1

Payee	Payment	Value of Payment		Purpose of Payment
Barron Partners	$50,000	$50,000		Due diligence payment made at closing
Brean Murray Carret & Co.	$60,000 plus warrants to purchase 83,333 shares of common stock at $2.25 per share	$64,495		Investment banking fee
Huang Jun	$48,000	$48,000		Finders fee
Liu Zongbo	$24,000	$24,000		Finders fee
Barron Partners, Eos Holdings and Hua-Mei 21st Century Partners	208,456 shares of series A preferred stock	$77,128	(1)	Liquidated damages for failing to have a majority of independent directors as of October 15, 2007
Barron Partners, Eos Holdings and Hua-Mei 21st Century Partners	A maximum of 2,833,333 shares of series A preferred stock (potential) or 944,445 shares of common stock if the series A preferred stock is not exchanged for the common stock	$5,052,777	(2)
Maximum value of the 944,445 shares of common stock (or 2,833,333 shares of series A preferred stock upon the exchange) held in escrow if such shares are delivered to the investors as a result a shortfall of 33 1/3% or more from our targeted pre-tax income.

______________
(1)
The value of the series A preferred stock is based on the liquidation value of one share of series A preferred stock, which is $.37 per share. The value of such shares, based on the closing price of one share of common stock on August 5, 2009, would have been $371,747.

(2)
The series A preferred stock is based on a price of $1.78 per share since each shares of series A preferred stock is convertible into one-third share of common stock and the price of the common stock on August 5, 2009 was $5.35.

We received total proceeds of $3,400,000 from the sale of the notes. After deducting the due diligence payment of $50,000 to Barron Partners and the investment banking and finders fees in the amount of $132,000, the net cash proceeds were $3,218,000.

The closing price of our common stock on August 5, 2009 was $5.35 per share. If all of the 3,354,390 shares of common stock that the selling stockholders propose to sell pursuant to this prospectus were sold at that price, the selling stockholders would realize gross proceeds of approximately $17.94 million. Table 2 shows the potential profit from the sale of those shares if the shares could be sold at that price:

Table 2

Gross proceeds	$17,945,987
Exercise price of the warrants	4,238,190
Potential profit	$13,707,797

In Table 2, no portion of the purchase price of the notes was allocated to the shares of common stock issuable upon exercise of the warrants.

Table 3 sets forth information relating to the total profit which the selling stockholders may realize from their sale of the shares of common stock issuable upon conversion of the series A preferred stock and exercise of the warrants, based on the market price of our common stock on August 5, 2009 was $5.35 per share.

Table 3

	Shares of common stock issuable upon exercise or conversion of
	Series A Preferred	1.29 warrants	$1.50 warrants	$2.07 warrants	$2.25 warants	$2.40 warrants	$3.00 warrants	Total
Issued at closing	2,417,381	50,000	413,156	2,055,516	83,333	681,035	264,369	5,964,790
Liquidated damages	69,484	-	-	-	-	-	-	69,484
Total	2,486,865	50,000	413,156	2,055,516	83,333	681,035	264,369	6,034,274
Cost	$3,400,000	$64,500	$619,734	$4,254,918	$187,499	$1,634,484	$793,107	$10,954,242
Sales price at $5.35	$13,304,728	$267,500	$2,210,385	$10,997,011	$445,832	$3,643,537	$1,414,374	$32,283,366
Discount based on $5.35 price	$10,258,173	$267,500	$1,510,896	$6,194,519	$445,832	$1,337,502	$915,059	$20,929,480
Maximum adjustment if earnings target is not met	$4,476,666	$-	$551,724	$2,932,500	$-	$817,241	$396,551	$9,174,682
Discount resulting from the
foregoing adjustments	$14,734,839	$267,500	$2,062,620	$9,127,019	$445,832	$2,154,743	$1,311,610	$30,104,162

In Table 3:

•
The purchase price of the notes is being allocated to the shares issuable upon conversion of the series A preferred stock. The effective price per share for the shares issuable upon conversion of the shares of series A preferred stock is $1.11 per share. There is no cost associated with the shares issued for liquidated damages.

•
The number of shares issued as liquidated damages reflect those shares that were paid to the selling stockholders as of October 15, 2007, and is based on the assumption that the registration statement would be declared effective by December 31, 2007.

•
The maximum adjustment if earnings target is not met reflects (a) the value of the common stock issuable upon conversion of the maximum number of shares of series A preferred stock which may be delivered to the selling stockholders from escrow and (b) the increase in the discount resulting from the maximum reduction in the exercise price of the warrants.

•	The discount referred to in the table represents the potential profit to the selling stockholder based on the assumptions reflected in the table.

Table 4 sets forth information concerning the gross proceeds paid or payable to us, the net proceeds and the potential profit to the selling stockholders based on the closing price of our common stock on August 5, 2009 was $5.35 per share, and the ratio of the potential profit to the net proceeds to us.

Table 4

1	Gross proceeds payable at closing	$3,400,000
2	Gross proceeds from exercise of all warrants at current exercise price	7,554,242
3	Total gross proceeds	10,954,242
4	Cash payments to selling stockholders, brokers’ commissions, value of equity issued to brokers and potential
	issuance of series A preferred stock ifearnings targets are not met, as shown in Table 1	4,735,794
5	Net proceeds to us (line 3 minus line 4)	6,218,448
6	Potential profit to selling stockholders based on issuance of the maximum number of shares of series A
	preferred stock and the maximum reduction in the exercise price of the warrants, as shown in Table 3	30.104,162
7	Ratio of potential profit to selling stockholders (line 6 to net proceeds to us (line 5)	484%

Table 5 sets forth information as to our outstanding shares and shares issued to the selling stockholders.

Table 5

Shares outstanding prior to conversion of any shares of series A preferred stock or warrants,
exclusive of shares held by officers, directors and affiliates	8,076,584
Shares registered for resale by selling stockholders and their affiliates prior to the registration
statement of which this prospectus is part	0
Shares sold by selling stockholders and their affiliates pursuant to a registration statement	1,482,800
Shares issued to selling stockholders and their affiliates upon conversion of series a preferred stock
or warrants and held by them	3,059,148
Shares registered for selling stockholders for sale pursuant to this prospectus which have not been
sold as of the date of this prospectus	3,354,390

The number of shares included in this registration statement represents 32.58% of the shares of common stock held by stockholders other than our officers, directors and affiliates.

The selling stockholders do not hold any option, warrants, notes or other convertible securities other than the securities described in this prospectus. Neither we nor our predecessor engaged in any securities transactions with any of the selling stockholders, their affiliates or any person which whom any selling stockholder has a contractual relationship regarding the sale by us of our securities to the selling stockholders. We have been advised by the selling stockholders that they do not have a short position in our common stock. Except as described in this prospectus, we do not have any agreements or understandings with any of the stockholders or any of their affiliates or any person known to us to have a contractual relationship with any of the selling stockholders.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus.

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable : law.

The selling stockholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than pursuant to this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling stockholders and their pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be an “underwriters” as that term is defined under the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholder, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling stockholders propose to sell shares to an underwriter, we will be required to amend this prospectus to reflect the terms of the underwritten offering.

The selling stockholders may pledge shares to brokers under the margin provisions of customer agreements. If the selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other such person. In the event the selling stockholders is deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling stockholder will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

If a selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreement between the selling stockholder and the broker-dealer.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York. If the validity of any securities is also passed upon by counsel any underwriters, dealers or agents, that counsel will be named in the prospectus supplement relating to that specific offering.

EXPERTS

The consolidated financial statements of China Education Alliance, Inc. as of  December 31, 2008 and 2007 and for the fiscal years then ended have been audited by Sherb & Co. LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov .. Our common stock is listed for trading on the NYSE Amex under the symbol “CEU.”

We have filed a registration statement on Form S-3 with the SEC to register the securities that may be offered pursuant to this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described herein or incorporated herein by reference. You can review and copy these documents, without charge, at the public reference facilities maintained by the SEC or on the SEC’s website as described above, or you may obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be an important part of this prospectus, and information that we file with the SEC at a later date will automatically add to, update or supersede this information.

We incorporate by reference into this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 30, 2009 (File No. 000-52092-09714327);

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2009, filed with the SEC on May 15, 2009 (File No. 000-52092-09832553);

•	our Current Report on Form 8-K filed with the SEC, on April 1, 2009. (File No. 000-52092-09723292);

•	our Current Report on Form 8-K filed with the SEC, on May 19, 2009. (File No. 000-52092-09839145);

•	our Current Report on Form 8-K filed with the SEC, on June 17, 2009. (File No. 000-52092-09895737);

•	our Current Report on Form 8-K filed with the SEC, on July 15, 2009. (File No. 001-34386-09945459);

•	our Current Report on Form 8-K filed with the SEC, on June 16, 2009. (File No. 001-34386-09947972);

•	our Current Report on Form 8-K filed with the SEC, on June 21, 2009. (File No. 001-34386-09954542);

•	the description of our common stock contained in our registration statement on Form 8-A12B/A filed with the SEC on June 19, 2009, (File No. 001-34386-09900286); and

•
all future filings that we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of filing of the registration statement on Form S-3 of which this prospectus is a part and prior to the termination or completion of any offering of securities under this prospectus and all applicable prospectus supplements (except, in each case, for information contained in any such filing that is furnished and not “filed” under the Exchange Act), which filings will be deemed to be incorporated by reference in this prospectus, as supplemented by the applicable prospectus supplement, and to be a part hereof from the respective dates of such filings.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that is incorporated by reference in this prospectus. Requests for such documents should be directed to: China Education Alliance, Inc., 58 Heng Shan Road, Kun Lun Shopping Mall, Harbin,  The People’s Republic of China 150090,  Attention: Investor Relations,  Tel:011-86- 451-8233-5794.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. That registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

You should rely only on the information provided in and incorporated by reference into this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of these documents.

3,354,390 Shares

CHINA EDUCATION ALLIANCE, INC.

Common Stock

PROSPECTUS

August 18, 2009